FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Other Notification regarding a presentation with analysts and investors to be given on October 31, 2008 regarding Santander Brasil

2	Presentation with analysts and investors regarding Santander Brasil by Alfredo Sáenz, CEO Santander

3	Presentation with analysts and investors regarding Santander Brasil by José Antonio Alvarez, CFO Santander

4	Presentation with analysts and investors regarding Santander Brasil by Fabio Barbosa, Grupo Santander Brasil

Item 1
OTHER NOTIFICATIONS
Banco Santander hereby announces that today, 31st October, that a presentation with analysts and investors will be held at 11:00 hours (Madrid time) regarding Santander Brasil: Integration for leadership.
The presentation to analysts can be followed by anyone interested via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.
Boadilla del Monte (Madrid), 31st October 2008
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A- 39000013

Item 2
GRUPO SANTANDER BRASIL Integration for leadership São Paulo. 31 October 2008 Alfredo Sáenz, CEO Santander

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

3 The importance of emerging markets in a diversified portfolio We believe in Brazil’s growth potential... ...and we bring a business model that adds value Summary / outlook for SAN

4 Emerging markets’ “differential growth” is now more valuable than ever The growth potential of emerging markets’ banking systems remains solid... ... at a point when banking in many mature markets has become “exhausted”

5 Emerging markets are a key ingredient in any “diversified growth” banking portfolio Diversification Differential growth .... with a reduced risk profile

6 The importance of emerging markets in a diversified portfolio We believe in the Brazil’s growth potential... ....and we bring a business model that adds value Summary / outlook for SAN

7 Why did we buy Banco Real? We believe in the sustained growth potential of... 1 1 2 2 ....the Brazilian ...the Brazilian economy _____ banking system

1 We believe in the growth potential of the Brazilian economy 8 Brazil can be a USD 2-3Tr economy within two decades (Top 5 in the World) Sound economic policies Favourable ‘terms of trade’ .... and now they even find oil! Rise of middle class Stability / growth virtuous circle Source: Goldman Sachs

22 We believe in the potential of the Brazilian banking system 9 .... and development Increasing banking of strong domestic penetration... capital markets Growth potential relative not only to “mature” economies... ....but also relative even to other emerging markets

As a result... 10 Bancarisation in Brazil can double again over the next 10 years The emerging markets’ growth multiplier x Higher GDP _____ Higher banking growth _____ penetration

11 The importance of emerging markets in a diversified portfolio We believe in the Brazil’s growth potential ... ....and we bring a business model that adds value Summary / outlook for SAN

12 Santander brings a business model that adds value... 1. Commercial excellence 2. Efficiency focus 3. Global synergies 4. Risk management discipline .... and we will execute a “textbook” integration

1 1 Commercial excellence 13 We are focused on retail and commercial banking Business Areas Profit before Taxes proforma • Strong deposit-based franchise • Customer-driven relationships Commercial Banking Global • Capacity to manage large Banking & commercial networks: branches 17% Markets and multi-channel 79% • Wide and innovative product 4% offering Insurance / Asset Mgmt 83% “Invest in the front...” in ....” retail

1 1 Commercial excellence 14 Managing distribution networks is one of our core skills Focus on distribution: Santander now has 80 million customers2 Number of branches (*) 0 3,500 7,000 10,500 14,000 Santander ...and we continue Wells Fargo (1) ...and we continue Unicredit to grow: to grow: HSBC Citi Intesa SP _____ Brazil: +2,011 Brazil: +2,011 BBVA _____ US: +747 US: +747 BNP Paribas (1)UK:UK: +592 +592 Bank of America (1) JP Morgan (1) Barclays “Invest in the front...” in ....” RBS (*) After new incorporations and including PABs in Brazil and B&B agencies in UK (1) Including new incorporations: Wells Fargo + Wachovia; BNP Paribas + Fortis; BoA + Merrill Lynch; JP Morgan + WaMu (2) Proforma, including A&L, B&B and Banco Real

1 1 Commercial excellence 15 We have a track record of improving “commercial muscle”... The Abbey case: revenue trends 9% 9% 6% 5% 7% 1% 5% 3% 3% “Invest in in (7%) the front...” ....” 2004 2005 2006 2007 H108 Abbey _____ Sector PFS

2 2 Efficiency focus 16 We believe in improving our efficiency, year after year “Jaws” ... % change +21.3 +17.1 +9.7 p.p. +10.8 p.p. +13.0 +10.5 +9.5 p.p.* “Opening +7.4 +3.5 our jaws” every year is Revenues Expenses _____ Revenues Expenses _____ Revenues Expenses a clear 2006/2005 2007/2006 9M’08/9M’07 imperative In the past, we have proven that we can “...while“... successfully execute synergies and improve the efficiency of acquired banks... cutting ... and we will do it again in Brazil the back” the

3 3 Global synergies 17 The Group is making each unit more efficient and more competitive Global unit Global unit Local unit Local unit Local unit Local unit • • • • .... leveraging the ... and taking full Group’s advantage of Best local economies of “best practices” business... scale... “local tools” “global tools” “local tools”

3 3 Global synergies 18 Impact on revenues: The Group adds higher top-line growth Cooperation with global • Global Banking & Markets • Santander Cards business units makes each • Santander Private Banking local bank more competitive: • Asset Management • Insurance • Global reach • Transfer of best-practices / know-how Global unit • Faster product innovation / Global unit reduced time-to-market Local unit Local unit Local unit Local unit • • • •

4 4 Risk management discipline 19 Our risk management principles: Focus on customer business... .... in our core markets Focus on products we understand High geographic and business diversification Sharp focus on risk-return trade-offs Medium-low and predictable risk profile

4 4 Risk management discipline 20 Our differential management capabilities and our lower risk appetite translate into better asset quality... ....as a Group ...and in our main markets NPLs (%) Coverage (%) Spain _____ UK ** LatAm** 4.20 (Aug.) 2.64 (Sep.) 2.50 119 2.47 1.34 65 1.50 0.72 1.33 SAN Banks _____ Abbey Sector SAN Sector SAN _____ European _____ SAN _____ European +Savings peers* peers* June 2008 NPL ratio (%) June 2008 (*) Average European banks included in our peer group (**) Data according to local criteria, on a like-for-like basis with the sources for each sector Sources for Sectors: Spain — Banco de España, UK — Council Morttgage Lenders, LatAm — Central Banks

4 4 Risk management discipline 21 Adding value through increased customer business... ...not through relaxed standards / “climbing up the risk curve” During the previous cycle, an environment of apparent “zero 4 risk” invited the sector to climb up the “risk curves”: • No toxic products Credit risk: Shift towards subprime Shift towards subprimesegments segments • No conduits / SIV’s Financing of leveraged structures (e.g., private equity) Financing of leveraged structures (e.g., private equity) • No liquidity or Liquidity risk: Financing long term assets with short term liquidity Financing long term assets with short term liquidity _____ interest rate carry Increasingly lower reliance on retail deposits Increasingly lower reliance on retail deposits trades Market risk: Interest rate / FX: carry trades Interest rate / FX: carry trades • Importance of Equity market: e.g., prop trading Equity market: e.g., prop trading deposit funding

22 Santander brings a business model that adds value... 1. Commercial excellence 2. Efficiency focus 3. Global synergies 4. Risk management discipline .... and we will execute a “textbook” integration

1 1 Banco Real and Santander Brasil are highly 23 complementary banks Very limited overlap... .... which means that the integration can be executed with limited revenue attrition Low product / Excellent geographical fit customer overlap % of _____ PF individuals SMEs Market Market Combined _____ Corporates Real Estate & Others nationalGDP _____ share SAN _____ share- ABN _____ marketshare 6 5 6 Sao Paulo 34% 13% 7% 20% 25 13% 3% 10% 13% 35 Rio de Janeiro 49 19 Minas Gerais 10% 2% 7% 9% 15 8% 8% 2% 11% 10 Rio Grande do Sul 51 44 Subtotal- “top 4” 64% 9% 7% 16% 35 Brazil- total100% 6% 6% 12% SAN REAL Combined

2 2 Well-defined integration plan 24 We have a very clear plan: We will execute a We know how to do this... “textbook” integration: • In-market acquisition in a core market • Strong and experienced teams in both banks, • Existing base allows us to achieve “quick wins” • Established IT platform

In summary: We want to be as profitable as Brazil’s “best in class” 25 There is no reason why our operations in Brazil would not generate, over the medium term, a net profit similar to Brazil’s “best in class” BR$ 4.8 bn _____ BR$ 7.9 bn A high-value A high-value investment +BR$ investment for 2-3bn for Santander’s stockholders +BR$ 3.1bn 2,8bn Santander + Real _____ Combined Brazil’s “best in proforma 2008 2010 target class”

26 The importance of emerging markets in a diversified portfolio We believe in the Brazil’s growth potential... ....and we bring a business model that adds value Summary / outlook for SAN

Santander Group’s goals: To deliver long term, 27 high quality, balanced, recurrent profit growth: Santander’s business model... ...plus our “extra kicker”: BRAZIL Well-diversified Group Focused on commercial banking _____ Market growth “Vertical strategy” principle Banking system growth Footprint in attractive markets Cost / Revenue synergies Solid retail banking model Intensive in Distribution/Customer Relationship Closing of the profit gap with Brazil’s “best in class” Conservative balance sheet and risk management Brazil will be a key driver of Santander’s outperformance vs our peers

Santnader

Item 3
GRUPO SANTANDER BRASIL Integration for leadership São Paulo. 31 October 2008 José Antonio Álvarez, CFO Santander

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

3 Introduction Our Portfolio Management principles Why invest in Brazil Why we are comfortable with Brazil representing 20% of our portfolio / earnings Financials / Guidance Summary / outlook for SAN

4 Introduction Our goal as a Group: To deliver long term, high quality, recurrent profit growth... .... profit growth 5% above our competitors in any cycle

What does “high quality growth” mean? 5 P&L Quality: Good “vertical quality”: Bottom line growth driven by customer activity; higher quality P&L lines (e.g., customer NII, fees) are the main growth drivers P&L Quality: Good “horizontal quality”: All units contributing to bottom line growth Balance sheet quality: We have never chosen to compromise future growth by relaxing risk standards Customer Service Quality: Some banks feel the temptation to trade customer satisfaction (i.e., long term franchise value) for short-term profits.

6 Introduction Our Portfolio Management principles Why invest in Brazil Why we are comfortable with Brazil representing 20% of our portfolio / earnings Financials / Guidance Summary / outlook for SAN

Portfolio management 7 Our principles: 1 1•A “diversified growth” business portfolio 2 2•Good balance between mature and emerging markets 3 3•“Vertical Strategy” 4 4•“Natural owner” 5 5•Conservative Balance-Sheet management

1 1• A “diversified growth” business portfolio 8 Principal Segments _____ Business Areas Attributable profit Proforma* Profit before Taxes- proforma EUR Mill. and % Retail Units Europe UK Commercial Banking 13% (943) Global 42% 17% Banking & 79% Markets (3,059) 29% (2,167) 4% Insurance / 6% 10% Asset Mgmt (725) Latam (471) 83% Other _____ ABN-Real Europe _____ retail (*) Operating areas attributable profit + ABN Real (accounted for by the equity method in Financial Management and Equity Stakes): EUR 7,365 mill.

2 2• With a good balance between mature and emerging markets... 9 Principal Segments EUR Mill. and % Retail Units Europe UK 13% (943) 60% 42% 40% (3,059) 29% Mature (2,167) Emerging 6% 10% (725) Latam (471) Other _____ ABN-Real Europe .... and we are one of the few international banks with a significant presence in a “BRIC” country

3 3• “Vertical Strategy” 10 Strong positions / critical mass in a limited number of attractive markets to obtain competitive efficiency levels 75% Abbey 2004 65% ratio (H1 08) 55% income _____ Abbey _____ Abbey 2008 2007 proforma 45% Portugal Brasil — Chile 35% Standalone Brasil — Cost / Spain Proforma Mexico 25% 0% 5% 10% 15% 20% 25% Market share (branches)

11

4 “Natural Owner”



“Natural Owner” means:

Businesses we perfectly know how to manage (where we can create value)…

… in markets we know well



0
3.500
7.000
10.500
14.000
Santander
Wells Fargo (1)
Unicredit
HSBC
Citi
Intesa SP
BBVA
BNP Paribas (1)
Bank of America (1)
JP Morgan (1)
Barclays
RBS

We are the international bank with the largest branch network

The market recognises us a “Natural Owners” of:

✓Retail and Commercial banks

✓Branch based / focused on distribution

✓In our “home markets” (Europe / America)

Our philosophy:

Expand the “front”





Cut the “back”

5 5• Conservative Balance Sheet management 12 Group- 30/06/08 900 800 700 LoanLoan 292,0 Deposits • Low liquidity risk 600 portfolio portfolio funded fundedwith with 500 Loans 560,4 deposits, deposits, M/T, L/TM/T, L/T M/T, L/T EUR bn 400 155,0 funding • Strong capital base _____ funding funding 300 99,0 Securitisations 200 38,3 Capital instr. Fixed assets 84,7 • Sound credit policies 84,6 Capital / others 100 Negative Negative Financial 126,3 carry trade markets _____ carry trade 102,5 S/T funding and monitoring 0 Assets Liabilities • Disciplined _____ Santander: Core capital international expansion 6,25% 6,31% Target 6% i.e., a low risk portfolio Dec’07 Sep’08

13 Introduction Our Portfolio Management principles Why invest in Brazil Why we are comfortable with Brazil representing 20% of our portfolio / earnings Financials / Guidance Summary / outlook for SAN

Why invest in Brazil? 14 1 1 Largest market in LatAm 2 2 Risk profile has changed / no way back 3 3 Banco Real fits well in our portfolio

1 1 Brazil is the largest market in Latin America 15 Brazil LatAm — Others • 40% of LatAm in terms of GDP ($ 1.3tr) and Population (189mn) • Top 10 economy in the World GDP 40% • Good demographical profile, labour 60% force over 100 mn people and low unemployment • Natural resources only partly explored Population • Less volatility in GDP growth and inflation 39% 61% You can not have a leading franchise in LatAm without a strong presence in Brazil LatAm — Others: Argentine, Bolivia, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, Uruguay, Venezuela Source: IMF

1 1 ... with significant potential to improve bancarisation 16 • Low banking penetration on debt and deposits on GDP. • Rise of the middle class and neccesary reduction in inequality of income distribution. GDP growth _____ Bancarisation Growth • Regulatory steps to ease access to banking products.

2 2 Risk profile has changed, and this time there is no way back 17 Why is this time different? A virtuous circle out of policy improvement and commodity prices leads to the development of local capital markets Increased confidence Reliance on domestic saving — Current account surplus — Primary Fiscal surplus Floating exchange rates _____ Debt issuance — competitive adjustments if required — Local denominated — Long term Independent monetary _____ maturities policy - Fixed rates — Sucessful fight against — Long yield curve inflation

2 2 Risk profile has changed, and this time there is no way back 18 Brazil’s virtuous circle 2500 Increased confidence 2000 1500 EMBI+ (Basic points) 1000 500 0 oct-01 oct-02 oct-03 oct-04 oct-05 oct-06 oct-07 oct-08 Solid fundamentals Debt issuance 100% Fixed 80% Open market -others 60% Price indexed 40% Exchange 20% Selic 0% BCB as of august 2008 2001 2002 2003 2004 2005 2006 2007 2008

2 2 Risk profile has changed, and this time there is no way back 19 Therefore, Brazil is in a more sustainable financial position: • Increase in fiscal orthodoxy • Increase in monetary orthodoxy • Terms of trade • Higher market confidence = longer debt durations (= virtuous cycle) • Development of a yield curve = higher durations, development of some businesses (e.g., mortgage market) • This has led to investment grade status

In summary, the “growth multiplier” in Brazil seems to 20 us more attractive than in most emerging markets... HIGH GDP _____ INCREASED GROWTH BANCARISATION

3 3 Banco Real perfectly fits with our portfolio 21 Real is a bank that fits with our business model Santander is a Banco Real “natural owner” of: • Retail and commercial banks • Real’s core business is retail / commercial banking • Branch-based / focus on distribution • Adds c.2000 branches, c.10.000 ATM’s... • With strong customer bases • Good customer franchise... • Stable deposit bases • ...with R$ +60bn deposits! • Where we can create value • In-market synergies • In markets that we know well / • LatAm is one of our core with growth potential _____ markets

3 3 Banco Real perfectly fits with our portfolio 22 Good fit with Good fit in our Group Santander Brasil Excellent _____ Retail _____ Retail ... Retail Spain Retail Latam Portugal _____ UK geographical fit Wholesale Low product / Consumer finance Cards customer overlap Asset Management Insurance ...

23 Introduction Our Portfolio Management principles Why invest in Brazil Why we are comfortable with Brazil representing 20% of our portfolio / earnings Financials / Guidance Summary / outlook for SAN

At the time of the ABN Amro transaction, we announced 24 EUR 810 million in pre-tax synergies EUR Million 110 810 135 700 70 40 150 305 Cost _____ IT _____ Ops _____ Head _____ Merger _____ Total Revenues _____ TOTAL reduction Integration Integration Office _____ costs _____ SYNERGIES Real _____ integration _____ synergies This was a previous “educated estimate” from the outside We have now developed a better assessment of the potential

We have upgraded our cost synergy estimate 25 R$ 1.9bn (*) R$ 0.5bn _____ R$ 2.4bn (= EUR 700 bn.) Original synergies Synergy upgrade _____ Revised synergies (*) R$ 1.9bn equivalent to EUR 700m (May 07 exchange rates) Cost synergies upgraded from 18% to 22% of proforma combined 2006 costs

We expect the following business dynamics... 26 Healthy revenue growth: significant increase in customer base and business volumes Flat margins, through increased revenue by customer (linkage + cross-selling) and change in business mix. Improved efficiency: Flat costs, with cost synergies exceeding those initially announced and absorbing incremental investments (commercial capacity) • Expected “jaws”: 15pp (vs competitors’ 4pp) Natural increase in credit provisions... but our risk appetite will continue to be low Increased capital generation

...that translate into our detailed Business Plan 2008-2010: 27 Targets 2008-2010 % growth in Brazilian Reales Businesses: 15-20% CAGR Customer revenues: ~15% CAGR = Attributable Expenses: &lt; 0% in 2009 and 2010 profit: &gt;25% Cost synergies*: R$ 2,400 mln. CAGR 08-10 Provisions: growing in line with the lending portfolio and the business mix (*) Cost synergies in 2011 We expect a R$ 7.9bn net profit (for both banks combined) in 2010

28 Introduction Our Portfolio Management principles Why invest in Brazil Why we are comfortable with Brazil representing 20% of our portfolio / earnings Financials / Guidance Summary / outlook for SAN

Summary / outlook for SAN 29 • We are going to reach / surpass the goals we exposed in the ABN — Banco Real acquisition • Brazil is an important source of growth for Santander in the next years • We are well positioned to continue delivering stronger results than our competitors Brazil’s plan, by itself, translates into +5% annual profit growth for the Group over the 2008-2010 period1 1 In constant currency terms

Santander

Item 4
GRUPO SANTANDER BRASIL Integration for leadership São Paulo. 31 October 2008 Fabio Barbosa, Grupo Santander Brasil

Disclaimer 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption there from. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The results information contained in this presentation has been prepared according to Spanish accounting criteria and regulation in a manner applicable to all subsidiaries of the Santander Group and as a result it may differ from the one disclosed locally.

Index 3 Strategic vision: to become the best retail bank in Brazil Brazil: growing economy with great potential for further growth and bancarisation Grupo Santander Brazil: Santander + Real, an excellent starting point A well defined strategy for success: — Integration Plan: underway ... — ... compatible with Profitable Commercial Growth Conclusions: Business Plan 2008 — 2010

Santander in Brazil: strategic vision 4 Brazil = a country with great potential Stable macroeconomic fundamentals and growing economy _____ Defined Investment-grade _____ strategy Grupo Santander Bancarisation _____ Integration Brazil + Santander + Real = The best excellent starting point Profitable retail bank commercial growth Critical mass Complementary businesses With room for growth First stage: Business Plan 2008 — 2010

First stage: Business Plan 2008-2010 5 Targets 2008-2010 % growth in Brazilian Reales Businesses: 15-20% CAGR Customer revenues: ~ =15% CAGR Attributable profit: &gt;25% Expenses: &lt; 0% in 2009 and 2010 CAGR 08-10 Cost synergies*: R$ 2,400 mln. Provisions: growing in line with the lending portfolio and the business mix (*) Cost synergies in 2011

Index 6 Strategic vision: to become the best retail bank in Brazil Brazil: growing economy with great potential for further growth and bancarisation Grupo Santander Brazil: Santander + Real, an excellent starting point A well defined strategy for success: — Integration Plan: underway ... — ... compatible with Profitable Commercial Growth Conclusions: Business Plan 2008 — 2010

Brazil a country with great economic potential ... 7 Inhabitants (mln.) GDP (ppp) Population: 189 mln. US$ thousand per capita Area: 5th largest country +18 mln. 207 +4.8% 12.9 189 CAGR 9.7 The world’s 9th largest 2007 2013 2007 2013 GDP* Eurozone 12 +7 mln. CAGR +3.4% One of the largest food producers worldwide: — 1st producer of coffee and sugar cane, 2nd of soy and 3rd of corn — 1st exporter of beef 2nd largest producer of ethanol and 8th largest of steel. 1st exporter of iron ore 17th in oil reserves worldwide (with the new discoveries it could be 3rd) Almost 75% of energy production in Brazil is hydroelectric * 2007 in p.p.p. Source: IMF and World Bank.

... growing well above developed countries ... 8 GDP % year-on-year growth _____ .... and will... 5.7% 5.4% 5.3% continue to do to Brazil _____ so 4.3% 3.8% 3.6% 3.5% 3.2% 2.8% USA 2.6% 2.3% 2.9% 2.8% 1.6% Eurozone 2.1% 2.2% 2.0% 1.6% 0.2% 1.3% 0.1% 2004 2005 2006 2007 2008(e) 2009 (e) 2013 (e) Source: IMF. World Economic Outlook Report (October 2008)

Moreover, it is a healthy growth (without macroeconomic 9 imbalances) which contributes to improve towards... International Reserves and External Debt _____ Commercial balance — (US$ Bill.) US$ Bill. Imports 195 201 External debt 194 205.1 Exports 161 169 172 203 138 180.3 118 166 97 85.8 121 52.9 53.8 91 Int’l. 63 74 Reserves 2004 2005 2006 2007 Aug-08 2004 2005 2006 2007 Sep-08 Public debt (% of GDP) Country risk (EMBI+) Basic points 67% 65% 2500 65% 64% 59% 2000 ... ... investment grade standards 1500 47% 47% 45% 1000 43% 40% 500 Net debt _____ Gross debt 0 2004 2005 2006 2007 Aug-08 Oct-01 Oct-02 Oct-03 Oct-04 Oct-05 Oct-06 Oct-07 Oct-08 Source: Brazil Central Bank and Ministerio do Desenvolvimento Indústria e Comércio (MDIC)

Economic growth and better income distribution ... 10 Unemployment and salary _____ Gini* index (%) 10.0% 0.572 0.566 9.8% 9.3% 990 (e) 0.552 960 932 7.7% Worse 0.534 869 Better 2005 2006 2007 2008E 2001 2002 2003 2004 2005 2006 2007 Source: IBGE/PNAD (*) varies from 0 to 1, corresponding to equal distribution and Source: IBGE/PNAD _____ Average real salary in R$ _____ absolute income concentration respectively.

... spur the bancarisation process 11 _____ .... providing sustained growth of the Bancarisation on the rise ... financial system ... Var. Loans +44% +60% +145% 6 years 28% Savings [1] 93 26% 23% 82 21% 21% 77 17% 15%-20% Stock (mill.) Current _____ Savings _____ Cards accounts 2006 2007 2008 (e) 2009 / 2010 (e) .... and there is still considerable room for improvement Deposits / GDP* Mortgage loans / GDP 112% 39% 54% 26% 30% 15% 9% 2% Mexico _____ Brazil _____ Chile _____ Eurozone _____ Brazil _____ Mexico _____ Chile Eurozone * Source: IMF (2007 data), Brazil Central Bank (aug/08 data). [1] Deposits + Assets under management

Index 12 Strategic vision: to become the best retail bank in Brazil Brazil: growing economy with great potential for further growth and bancarisation Grupo Santander Brazil: Santander + Real, an excellent starting point A well defined strategy for success: — Integration Plan: underway ... — ... compatible with Profitable Commercial Growth Conclusions: Business Plan 2008 — 2010

Grupo Santander Brazil: with critical mass in a sizeable 13 Financial System Financial System — June / 2008 Grupo Santander Brazil Market share — Jun/08 (%) Assets (R$ Bn.) 2,574 11.3 Loans [1] (R$ Bn.) 1,068 11.8 Market share Savings (R$ Bn.) 2,052 10.2 &gt; &gt; 10% -Branches 16,372 12.4 -Employees 545,253 10.0 Top 3 3 -ATMs [2] 166,773 10.5 Attrib. profit (R$ Bn.) 26 6.4 BIS (%) 14% Source: Banco Central do Brazil. [1] Market share of unrestricted loans (does not includes rural loans, mortgage loans and BNDES loans). [2] 2007 data from Febraban. Taking into account the public banks, we rank 5th by assets. Using the same criteria for loans, we rank 4th.

Strong distribution capacity ... 14 2,042 branches with focus on South/Southeast (74% GDP) Additional channels North: 4% GDP _____ Northeast: 13% GDP 1,509 banking points in companies (PABs) Market share: 5% Market share: 7% 17,978 ATMs 2,511 electronic service points (outside branches) (PAEs) Internet (85 million transactions / month) Contact Centers (18 million calls / month) Center-West: 9% GDP Market share: 6% Specialised networks Southeast: 57% GDP Consumer Finance Market share: 16% High income South: 17% GDP Market share: 10% Data on branches as of September 2008 PABs: Banking service points (basically at firms)

... to offer banking services to a large customer base 15 Account-holders (Correntistas) / Corporate clients ASSET RETAIL _____ COMPANIES _____ GB&M _____ PRIVATE MANAGEMENT &gt;8 million active &gt; 3,500 active &gt; 5 thousand &gt; 460 thousand &gt; 1,200 groups account holder groups customers customers R$ 23 billion in Credit portfolio of R$ 85 billion in Credit portfolio of R$ 47 billion assets under R$ 79 billion managed funds management Account-holders / Non account-holders CARDS _____ FINANCING _____ INSURANCE _____ MORTGAGE &gt; 7 million &gt; 2.1 million &gt; 7.0 million &gt; 50 thousand accounts _____ active customers _____ policies _____ customers Loan portfolio of _____ Loan portfolio of _____ Issued premiums _____ Loan portfolio R$ 6 billion _____ R$ 27 billion _____ R$ 750 million _____ R$ 6 billion September 2008

The new Bank has a more balanced business portfolio 16 Loans: R$ 133 Bn. Savings — R$ 208 Bn. Sep08 — R$ Bn. Sep08 — R$ Bn. 58.8 90.2 85.4 46.6 35.3 53.2 39.5 19.1 20.1 7.5 32.5 14.8 27.5 50.1 20.2 19.3 3.9 37.0 5.3 3.6 12.3 Individuals _____ SMEs _____ Corporates Real Estate _____ Mutual funds _____ Time Deposits Demand Dep & & otherSavings Grupo Santander — Loans _____ Grupo Santander — Savings PF Loans Mutual 6% funds SMEs Business 16% 44% 41% Time 35% deposits Corporates 43% Demand 15% Real Estate & Dep. + OthersSavings

The new Bank has a low risk profile 17 Independent credit risk management... _____ ....with improved risk processes... Specific experience in some businesses: SAN-Cards; Real-External channel vehicles _____ Loan portfolio profile Admission Advanced decision models _____ Medium / Low _____ .... High automation level: Real’s corporate valuation example Other Advanced alert system for Santander’s Mgmt. & 8% Corporate segment to be used also by Real _____ GB&M Secured monitoring _____ Risk “promontorios” Loans loans Commercial proximity: 18% 42% Preventive action on collections Collections Viewing collections as a business unit Take advantage of Real’s IT systems _____ Short term 32% loans _____ ....and the IT systems Technological renewal Santander benefits Real — GARRA Technological improvements: Data Warehouse — MIS and companies pre-classification system

The new Bank has a low risk profile 18 Management of interest rate risk _____ Management of forex risk — Hedging of expected results Without interest rates Carry Trade — In 2008: Santander is hedged in Management of net interest income with _____ Brazil against US$; Banco Real is ALCO portfolios solely consisting of _____ hedged by the parent company government bonds — (Moreover the parent company in Spain hedges EUR / USD) 81% of the public securities portfolio is used to cover regulatory requirements _____ Without forex Carry Trade

The new Bank has a low risk profile 19 Grupo _____ Santander Brazil: a “liquid” balance sheet R$ billion — Sep 08 — Sound Balance 113 Sheet Loans + Similars 120 Deposits Compulsory + Restricted 20 Debts + onlendings Securities 45 30 Shareholders equity + Tier II Capital Non-interest earning _____ Other non-interest assets 68 60 bearing liabilities Institutional Compulsory 4 20 Institutional* CDB Securities / Repo 36 17 Repo ASSETS _____ LIABILITIES Assets under Management: R$ 85 billion * Customer deposits with greater flexibility

In short, an excellent starting point 20 GRUPO SANTANDER Brazil Critical mass Distribution network _____ Offer strong and Customer base _____ profitable Balanced businesses _____ growth potential Low risk profile: good management of risks and liquidity

Index 21 Strategic vision: to become the best retail bank in Brazil Brazil: growing economy with great potential for further growth and bancarisation Grupo Santander Brazil: Santander + Real, an excellent starting point A well defined strategy for success: — Integration Plan: underway ... — ... compatible with Profitable Commercial Growth Conclusions: Business Plan 2008 — 2010

The integration process is already underway. 22 Key aspects 1st Stage 2nd Stage 3rd Stage Costs reduction _____ Integration I _____ Integration II I Efficiency good practice II Technological integration III Operational Integration IV Central Services Integration V Complete Integration / Unified networks

Technology as the basic pillar of integration 23 IT model focused on the customer and adjusted to the Group’s model: converging towards a single technological and operational platform Experience of _____ Auto Branches _____ Call Center _____ Internet ALHAMBRA: Multichannel _____ Service • Service quality customer •CRM based on customer MULTICHANNEL ARCHITECTURE preferences •”Lean” channels The customer Customer DB is at the centre ALTAIR: of the model • Group’s model for applications implemented in Latin Complete America. product • Efficiency catalogue • Agility differentiated • Operational control by customer

Main milestones of the integration 24 The technological and operational integration plan of the business and support areas is perfectly defined 2008 2009 2010 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Organisational merger HHRR and Accounting Legal merger Private Banking Asset Management Credit Cards Aymoré Customer integration GB&M Markets Foreign trade Cash Management Call Center Retail CRM Cash Management Corp. — Customer integration Commercial model — Call Centre Internet Banking

Integration Plan at Central Services 25 Back-office reduction will allow us to increase sales personnel at the branches (more revenues) and reduce costs Personnel distribution _____ Streamlining Premises +5,000 2008 2011 dedicated to sales Central 15% 15 BUILDINGS [1] 3 BUILDINGS 24% services • 7 owned (103 th m 2) • 2 owned (108 mil m 2) • 8 rented (85 th m 2) • 1 rented (10mil m 2) Commercial 85% 76% network 188 thousand 118 thousand m [2] occupied m [2] occupied Potential gains &gt; R$ 250 million 2008 2010 [1]Not including Nasbe nor Torre JK (vacant as of today)

At the end of the integration process: single brand 26 and network During the process: ... converging ... ending with a two independent toward an single brand and networks ... optimised model ... network 2008 2009-2010 End integration integration project Technology Systems Organisation _____ Operations

We will obtain R$ 2,700 million of synergies from the 27 whole process R$2,400 million in costs and R$300 million in revenues Our synergies — R$ million 300 2,700 150 2,400 350 1,100 This new estimate is 25% higher than the one announced at 350 the time of the 300 purchase 150 Good Technology Operations Operational Sourcing Premises Subtotal Revenues Total practice _____ integration synergies Costs synergies Moreover, the initiatives and attainment periods are defined

Initiatives to obtain cost synergies 28 Cost synergies: R$ 2,400 million Macroprojects _____ Synergies R$ mln) Initiatives Best practices (i.e. branches fitting, documentation ... ) Best practice 150 Processes reengineering Use of SAN global models (i.e. forex, derivatives ...) Altair implementation Technology 300 Consolidation of data centres, servers, call centres, internet... Optimization of telecommunications, IP in branches ... Rationalization of banking operations Operations 350 Back Office optimization Adaptation / unification of models and operational policies Workforce optimization Operational integr. 1,100 Personnel transfer from Central Services (back office) to branches Negotiation of contracts based on larger volumes Sourcing 350 Unification of contracts Usage of Santander’s global purchasing capabilities Fewer administrative buildings Premises 150 Optimization of buildings usage, based on global banking models Total 2,400

Initiatives to obtain revenue synergies 29 Revenues synergies: R$ 300 million Initiatives Pricing Policies (overdraft account and funds) Cross sell of additional Quick — wins Sale of Personal Loans at services to cards customers complementary channels Increase insurance penetration linked to banking products Share best Strong relationship with Strong Retail banking, practices large companies specially in SMEs business and high income Synergies with _____ Credit Cards _____ Asset Management Global Units Insurance _____ GB&M

Synergies and restructuring costs calendar 30 During the first year we will obtain synergies of R$ 900 million Expected synergies _____ Expected restructuring costs R$ million _____ R$ million 2,700 1,700 1,440 1,500 2,400 Total 900 877 Revenues 1,500 800 289 Expenses 2009 2010 2011 2008 2009 2010 2011

Index 31 Strategic vision: to become the best retail bank in Brazil Brazil: growing economy with great potential for further growth and bancarisation Grupo Santander Brazil: Santander + Real, an excellent starting point A well defined strategy for success: — Integration Plan: underway ... — ... compatible with Profitable Commercial Growth Conclusions: Business Plan 2008 — 2010

Basic target of Santander Brazil 32 Combine integration and growth 1st Stage 2nd Stage 3rd Stage Costs reduction Integration I _____ Integration II I _____ High costs synergies Integration Efficiency good practice II _____ More efficiency and Technological integration III _____ productivity Operational Integration (tools) IV Central Services Integration _____ Greater sales capacity V Complete Integration / Unified networks Basic leverages Growth 1. Retail Customers 2. Corporations _____ Differentiated 3. GBM _____ strategies and Products _____ targets Channels / Networks

Customer strategy 33 1 Retail banking has a well defined segmentation, guaranteeing differentiated value proposals for the customer ... •Individual customers •Business and corporations Monthly income/ net wealth for Private Banking _____ Annual turnover • R$ 3 million •Private R 30 MM Business 2 &gt; R$ •High •R$ 5 MM — $ • 4,000 income •R$ 1,200 — Medium • •R$ 4,000 income R$ 0.5 MM — R$ 5 MM Business 1 • $ &lt; 1,200 •Low income Corp. + •Up to R$ 0.5 MM shareholders .... toward single management models in 2010 for both individual customers and business and corporations

Customer strategy 34 1 Retail Banking. Value proposals adjusted to the segment Millions of actives account-holder customers for individuals and thousands for business High income 1.5 Medium income 3.1 Low income 3.2 Individuals _____ Differentiated places (branches and Van _____ Efficient processes (focus _____ Simpler processes Gogh) on remote channels) Remote channels Personal attention for Pro-active offer specific customer groups _____ Specific products Preferential manager 31 170 Businesses 270 Business 2 Business 1 + owners Business Personalised relationship _____ Integrated relationship model _____ Relationship model model businesses + Manager + product _____ owners Offers based on CRM specialist _____ Integrated offers More Retail customers.... + 6% active account holder (CAGR 2008-10) _____ ....and greater linkage 1,2x until 2010 in basic net margin per active account holder

Customer strategy 35 2 Corporations: service throughout the whole country by means of regional platforms and with support from global units (synergies) Well segmented customer base More customers ... Number of active customers (thousands) Active customer base Turnover &gt; R 0.7 (thousands) •$ 150MM _____ CAGR 8% 3.9 4.5 R$ 30MM &gt; Turnover &gt; 2008 2010 • R$ 150MM _____ .... and greater linkage •Agro business / Mortgage Basic net margin per account-holder •Specific knowledge of the sector. 3.2 Example: rural loans and structuring of mortgage transactions _____ x 1.1 •Multinational companies •Knowledge of products such as trade finance, forex and SGC / Derivatives 2008 2010

Customer strategy

36

3 GB&M, global business specialised in the largest industries

Customers

Value proposal/Coverage

489 — Global
(Turnover >US$500M excluding Multinat. auto business)

- Industry vision / sector
  - Services & TMT
  - Energy
  - Infrastructure & Agro business
  - Resources & FIG ...
- Team based in São Paulo

529 — Regional
(companies of domestic capital with turnover of US$ 200-500M)

- Regional coverage with limited sector specialisation
- Teams distributed in platforms according to scale conditions

236 — Multinational
(Multinat. auto.; foreign capital US$ 200-500M; SAN global customer <US$500M)

- SAN Global Relationship Model
  - Global manager
  - Country managers
  - Product specialists team
- Size according to each customer potential

Leverage by SAN GBM global business potential

- **Five axis of specialised products**
  - **GTB**
  - **CIB**
  - **Credit Markets**
  - **Rates**
  - **Equity**

Greater customer net revenues

Commercial margin net of provisions


CAGR
≅15%
2008
2010

Santander

Product strategy 37 Different strategies for different products Profitable growth _____ Profitability Payroll Loans + Mature Using best local practices _____ .... Markets _____ Cards _____ Funds Retail Insurance Financing _____ .... and Deposits international Developing know-how Pensions Mortgage SGC - — Small Participation _____ Leadership + Market Santander’s Positioning

Product strategy 38 High growth potential businesses Cards _____ Insurance Revenues (R$ MM) Revenues (R$ MM) CAGR CAGR x1.5 22% 47% x2.0 Share: +1 p.p. Sale policies: per year in 2009 2008: 1.0 mln. and 2010 2009-10:1.4 mln. per year 2008 2010 2008 2010 Mortgage _____ Deposits Retail Revenues (R$ MM) Revenues (R$ MM) CAGR _____ CAGR 60% 25% x2.6 Share: +3 p.p. x1.7 individuals Double volume origination per increasing year in 2009 transactionality and 2010 2008 2010 2008 2010

Channels / networks strategy 39 There is room to increase commercial capacity at the branches and improve service in the alternative channels Alternative channels Branches (w/o PABs) Call Center &gt; 7,000 assistants 2,442 &gt; 18 million calls / month 400 Internet Banking 2,042 &gt; 1.5 mm users &gt; 85 million transactions / month 20082011 ATMs &gt; 17,500 &gt; 55 million transactions / month

In short, Santander aims to grow above the market in 40 revenues and below it in costs... “Jaws” performance Gross revenues [1] Expenses &gt;15 p.p. SAN ~15%
0% = 4 p.p. Market2 14% 10% 2008 2010 SAN “jaws” Consensus “jaws” [1] Gross revenues: Margin + Commissions [2] Market consensus (Summer 2008 analysis)

... which will allow us to close the gap with our 41 competitors ... After the integration, the new Bank will be one of the main players in the Financial System, with an initial profitability Gap June’08. Local criteria Account-holders _____ Total Assets _____ Net profit (million)[1] (R$ billion) (R$ billion) Bank 1 21.2 416.5 4.0 Bank 2 18.1 403.2 4.1 Bank 3 9.6 343.8 4.0 2x GRUPO SANTANDER 9.3 296.9 1.9 Brazil Bank 5 4.9 264.3 2.5 [1] Customers under Banco Central’s criteria. Total Assets and Net Profit according to published balance sheets

... and achieve the targets of the 2008-2010 plan 42 Targets 2008-2010 % growth in Brazilian Reales Businesses: 15-20% CAGR Customer revenues: ~ =15% CAGR Attributable Expenses: &lt; 0% in 2009 and 2010 profit: &gt;25% Cost synergies*: R$ 2,400 mln. CAGR 08-10 Provisions: growing in line with the lending portfolio and the business mix (*) Cost synergies in 2011 We expect a R$ 7.9bn net profit (for both banks combined) in 2010

Index 43 Strategic vision: to become the best retail bank in Brazil Brazil: growing economy with great potential for further growth and bancarisation Grupo Santander Brazil: Santander + Real, an excellent starting point A well defined strategy for success: — Integration Plan: underway ... — ... compatible with Profitable Commercial Growth Conclusions: Business Plan 2008 — 2010

Conclusions 44 Brazil is a growing country — Maintaining a growth differential compared with other economies — With solid macroeconomic fundamentals The new Grupo Santander is well positioned — Market share within the Group’s standards — Present throughout the country with potential for development — Distribution capacity — Diversified portfolio with strong capital and liquidity Execution plan defined to obtain good results — Synergies and management structure are defined — Implementation timing defined and underway — Towards a single brand and network The organisation is prepared, defined and structured to make Grupo Santander Brazil ...

Conclusions 45 • Market leader in • Market leader in REVENUES and _____ QUALITY: more _____ satisfied PROFITABILITY _____ customers and more linkage .... the BEST bank in Brazil • Leader in employment : • Market leader in the best place to WORK _____ BRAND recognition and attractiveness

Santander

Results. Spanish GAAP 47 + R$ MM 9M08 9M07 Y-o-Y (%) Net interest income 14,246 11,956 19% Net fees 4,857 4,496 8% Insurance Activity 191 244 -53% Gain (losses) on financial transactions 1,631 2,169 -25% Gross operating income 20,925 18,864 11% Other operating income (189) (102) 85% Operating expenses (8,527) (7,793) 9% Personnel (4,352) (3,901) 12% Other administrative expenses (4,175) (3,892) 7% Amortization (622) (533) 17% Net operating incomel 11,588 10,437 11% Provision (4,719) (3,463) 36% Other income (1,145) (847) 35% Profit before taxes 5,725 6,127 -7% Tax on profit (1,916) (2,103) -9% Net profit 3,809 4,024 -5% Net profit (USD) 2,262 2,013 12%

Balance Sheet. Spanish GAAP 48 + R$ MM 30.09.08 30.09.07Y-o-Y (%) Cash 55,653 47,127 18% Gross loans 133,409 108,550 23% Provision (6,638) (4,435) 50% Securities and derivatives 43,185 37,519 15% Permanent assets 6,012 3,949 52% Other assets 37,980 47,575 -20% Total Assets 269,601 240,285 12% Deposits 122,785 93,514 31% Savings 13,472 12,986 4% Demand 19,109 15,240 25% Time 90,204 65,288 38% Financial Intermediate 58,554 47,858 22% Insurance liabilities 2,712 2,642 3% Other payables 61,181 72,704 -16% Stockholders’ equity 24,369 23,567 3% Total Liabilities and stockholder’s 269,601 240,285 12%

Santander

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 31, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President